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                            June 10, 2022

       Bernard Rowe
       Managing Director and Chief Executive Officer ioneer Ltd
       Suite 5.03, Level 5, 140 Arthur Street
       North Sydney, NSW 2060
       Australia

                                                        Re: ioneer Ltd
                                                            Registration
Statement on Form 20FR12B
                                                            Filed June 3, 2022
                                                            File No. 001-41412

       Dear Mr. Rowe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 20-F Filed June 3, 2022

       Item 10. Additional Information
       G. Statement by Experts, page 71

   1. We note you include the audit report of your independent registered public accounting firm in the filing.
Please provide information required by Item 10.G. of Form 20-F including filing the
consent of your auditor.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
       Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the
 Bernard Rowe
ioneer Ltd
June 10, 2022
Page 2

financial statements and related matters. You may contact George Schuler, Mining Engineer, at
(202) 942-3718 with any questions regarding engineering comments. Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 or Timothy S. Levenberg, Special Counsel, at (202)
551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameBernard Rowe
                                                          Division of
Corporation Finance
Comapany Nameioneer Ltd
                                                          Office of Energy &
Transportation
June 10, 2022 Page 2
cc:       David Sterngold
FirstName LastName